October 23, 2018

David C. Burney
Chief Financial Officer
Astronics Corporation
130 Commerce Way
East Aurora, New York 14052

       Re: Astronics Corporation
           Form 10-K for the Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 000-07087

Dear Mr. Burney:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure